ADVANTAGE GFC, LLC

STATEMENTS OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITOR'S REPORT

December 31, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 46152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2017__ AND ENDING __12/31/2017__

                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advantage GFC, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Wall Street, 6th Floor
(No. and Street)

New York	**New York**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel   **212-509-7800**
                                                          (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greene, Arnold G., CPA
(Name -- if individual, state last, first, middle name)

65 Kingsbury Road	**Garden City**	**NY**	**11530**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information
                                 contained in this form are not required to respond unless the form displays
                                 a currently valid OMB control number.







AFFIRMATION

I, Giuseppe Confuorti, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Advantage GFC, LLC for year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

V.P.

Title

21 of February 2018

Notary Public

ANDRIY STEFANYSHYN
Notary Public - State of New York
NO. 01ST6241104
Qualified in Richmond County
My Commission Expires May 16, 2019

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Oath or Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
[ ]   Rule 15c3-3 Exemption Report



ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ADVANTAGE, GFC, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Advantage, GFC, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

SIGNATURE Arnold G. Greene

We have served as the Company's auditor since 2001.

February 23, 2018

ADVANTAGE GFC, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Assets

Cash	$	705,787
Loan receivable		646,198
Other investments		1,572,862
Prepaid expenses		3,654
Other assets		1,276
Total assets	$	2,929,777

Liabilities and Members' Equity

Liabilities:		
Accrued expenses payable	$	5,402
Total liabilities	$	5,402
Members' equity		2,924,375
Total liabilities and members' equity	$	2,929,777

The accompanying notes are an integral part of these financial statements.

1. **Operations:**

Advantage GFC, LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the National Futures Association (NFA). The Company acts as a broker primarily for foreign institutional customers mainly in U.S. traded securities. Additionally, the Company also invests in securities for its own proprietary account from time to time.

2. **Significant Accounting Policies:**

Basis of Presentation

The Company's records are maintained in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Securities Transactions

Transactions in securities and related revenues and expenses are recorded on a trade date basis. Securities reflected in the statement of financial condition are carried at market value and the related unrealized gains and losses are recognized in the statement of operations.

Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

3. **Income Taxes**

Federal and state income taxes have not been provided for in the accompanying financial statements, as the members are individually liable for their share of income tax liabilities. The Company is liable for New York City Unincorporated Business Tax. At December 31, 2017 management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

At December 31, 2017, the Company had a net operating loss carryforward of approximately $126,000 for income tax purposes. This carryforward will expire 2024. No deferred tax assets have been recorded on the accompanying statement of financial condition.

4. **Concentrations**

The Company has significant cash balances held by financial institutions. The Company does not believe that it has any risk with respect to these deposits.

The Company has significant holdings of securities in SICAV which are held at fair value.

The Company has a significant loan receivable from a major owner of the Company

5. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and NFA rules which require the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of approximately $697,000, which was $597,000 in excess of its required net capital of $100,000.

6. **Fair Value Measurements**

The Company follows Financial Accounting Standard Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. As of and for the year ended December 31, 2017, the Company's investments held were valued using Level 2 inputs.

At December 31, 2017, the Company held an approximate 10% interest in SICAV, an open-ended collective investment. In addition, it has several smaller investments. These investments are considered to be Level 2 items in that even though there are some pricing data available for them, the market in which they trade is not active as compared to the market for other securities.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets				
Investments in securities, at fair value				
SICAV		$ 1,572,862	$ -	$ 1,572,862
Total Assets	$ -	$ 1,572,862	$ -	$ 1,572,862

7.   **Compliance With Rule 15c3-3**

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

8.   **Related Party Transactions**

As of December 31, 2017, there is a loan receivable from a major owner of the Company.